UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 1-U

Current Report Pursuant to Regulation A

Date of Report: September 20, 2017

(Date of earliest event reported)

Knightscope, Inc.

(Exact name of registrant as specified in its charter)

Delaware	32-0487554
(State or other incorporation)	(I.R.S. Employer Identification No.)

1070 Terra Bella Avenue

Mountain View, CA 94043

(Full mailing address of principal executive offices)

(650) 924-1025

(Issuer’s telephone number, including area code)

Series m Preferred Stock

(Title of each class of securities issued pursuant to Regulation A)

Item 5.	Non-reliance on Previously Issued Financial Statements or a Related Audit Report or Complete Interim Review

On September 20, 2017, the management of Knightscope, Inc. (the “Company”), after internal discussions among management, Artesian CPA, LLC (“Artesian”), the Company’s prior independent auditor that audited the Company’s financial statements for the years ended December 31, 2016, 2015 and 2014, and Ernst & Young LLP (“EY”), the Company’s independent auditor for the upcoming fiscal year ended December 31, 2017, became aware of issues with the Company’s prior financial statements, where certain accounting principles were incorrectly applied, which indicate that the financial statements should not be relied upon. This applies to the following financial statements, and related notes, previously filed with the Securities and Exchange Commission (the “SEC”), which the Company intends to restate: (1) the audited financial statements included in the Company’s Offering Circular on Form 1-A, dated December 23, 2016, for the years ended December 31, 2015 and 2014; (2) the unaudited interim condensed financial statements included in the Company’s Offering Circular on Form 1-A, dated December 23, 2016, for the six months periods ending on June 30, 2016 and 2015, and (3) the audited financial statements included in the Company’s Annual Report on Form 1-K, filed April 28, 2017, and incorporated by reference into the Offering Circular on Form 1-A, dated December 23, 2016, for the years ended December 31, 2016 and 2015.

In the restatement of the financial statements, we expect, among other items and subject to further review, to (i) reclassify certain amounts previously presented within current assets to long-term assets, (ii) reduce the amortization periods for certain assets, (iii) capitalize certain amounts that were previously expensed that qualify for capitalization as internally developed software for our machines in service, and (iv) reclassify amounts previously presented within our statements of operations as compensation & benefits to cost of services, general & administrative, research & development and sales and marketing line items within the Company’s statements of operations. The Company is evaluating but has not yet determined the overall effects of these adjustments on net loss for the periods presented. It is currently estimated that the resulting effects of these adjustments will result in the Company presenting a negative gross profit for the periods presented. The Company does not expect this to affect the long term profitability of the business. It is possible that upon further review, the Company may identify other changes. The Company intends to issue and file with the SEC restated financial statements for all of the above periods as soon as practicable.

In connection with the errors discussed herein, Company management has determined that deficiencies existed in internal control over financial reporting that potentially would not prevent or detect a material misstatement. Management therefore concluded there was a material weakness in internal control over financial reporting related to the matters described above. Actions are currently being implemented to remediate this material weakness, including augmenting the Company’s accounting resources and implementing a more formal review and documentation process. Furthermore, the Company is assessing additional remediation efforts in connection with the restatement process.

Company management has discussed with Artesian the matters disclosed in this Current Report on Form 1-U.

This Current Report on Form 1-U contains “forward-looking” statements, as that term is defined under the federal securities laws. Forward-looking statements include, among others, statements about our plans to restate our financial statements and amend prior SEC filings, the timing of such restatement, and the restatement’s effect on our prior financial statements. These statements are often, but not always, made through the use of words or phrases such as “may,” “will,” “anticipate,” “estimate,” “plan,” “project,” “continuing,” “ongoing,” “expect,” “believe,” “intend,” “predict,” “potential,” “opportunity,” and similar words or phrases or the negatives of these words or phrases. These forward-looking statements are based on our current assumptions, expectations, and beliefs and are subject to substantial risks, estimates, assumptions, uncertainties, and changes in circumstances that may cause our actual results, performance, or achievements to differ materially from those expressed or implied in any forward-looking statement, including, among others, the timing and nature of the final resolution of the accounting issues discussed in this Current Report on Form 1-U; any delay in the filing of required periodic reports with the SEC; our responses to potential comments from the SEC staff; whether a restatement of financial results will be required for other accounting issues for the same or other periods in addition to the restatement currently expected by management; additional uncertainties related to accounting issues generally; adverse effects on our business as a result of the restatement process and procedures or the reactions to such event by our investors, customers and vendors, or increased regulatory, media, or financial reporting issues and practices, rumors, or otherwise; and the initiation of new legal proceedings. In addition, please refer to the risk factors contained in our Offering Circular on Form 1-A, dated December 23, 2016, as amended and supplemented from time to time. Because the risks, estimates, assumptions and uncertainties referred to above could cause actual results or outcomes to differ materially from those expressed in any forward-looking statements, you should not place undue reliance on any forward-looking statements. Any forward-looking statement speaks only as of the date hereof, and, except as required by law, we assume no obligation and do not intend to update any forward-looking statement to reflect events or circumstances after the date hereof.

SIGNATURES

Pursuant to the requirements of Regulation A, the issuer has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Knightscope, Inc.

	By:	/s/ William Santana Li
	Name:	William Santana Li
	Title:	Chief Executive Officer

Date: September 26, 2017